AOG INSTITUTIONAL DIVERSIFIED TENDER FUND

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

September 22, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AOG Institutional Diversified Tender Fund (the “Fund”)

Withdrawal of Registration Statement Withdrawal Request Previously Made on Form RW with Respect to Registration Statement on Form N-2

(File No. 333-268694)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests the withdrawal, effective immediately, of the registration statement withdrawal request filed on behalf of the Fund on September 18, 2023 on Form RW (accession number 0001580642-23-005011) (the “Form RW”) in respect of the above-referenced registration statement. The Form RW included an incorrect reference to Rule 477(b) of the Securities Act and will be refiled without reference to Rule 477(b).

Questions and comments concerning this request may be directed to Martin Dozier at (404) 881-4932.

Sincerely,

/s/ Jesse D. Hallee
Jesse D. Hallee
Secretary of the Fund

cc: Martin Dozier, Esq.

Frederick Baerenz